UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(x)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to________

Commission File number 1-5674

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ANGELICA CORPORATION
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANGELICA CORPORATION
424 South Woods Mill Road
Chesterfield, Missouri  63017-3406

THE ANGELICA CORPORATION
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2006

Contents

Report Of Independent Registered Public Accounting Firm

To the Retirement Savings Plan Committee
   of Angelica Corporation

We have audited the accompanying statements of net assets available for benefits of The Angelica Corporation Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

St. Louis, Missouri
June 29, 2007

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,
	2006	2005
Assets
Investments, At Fair Value (Note 3)	$29,331,321	$28,141,742

Receivables
Participant contributions	66,410	64,651
Employer contributions	76,504	166,903
Interest	61,121	54,845
Due from brokers	--	4,500
Total Receivables	204,035	290,899

Cash	41,631	35,683

Net Assets Available For Benefits	$29,576,987	$28,468,324

See the accompanying notes to financial statements.	Page 2

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Years Ended December 31,
	2006	2005
Additions To Net Assets Attributed To:
Investment Income
Net appreciation in fair value of
investments (Note 3)	$2,935,004	$717,941
Interest and dividends	65,709	56,483
Net Investment Income	3,000,713	774,424

Contributions
Participant	2,138,770	2,319,845
Employer	718,291	822,349
Participant rollover	272,651	751,072
Total Contributions	3,129,712	3,893,266

Other Income	--	5,171

Total Additions	6,130,425	4,672,861

Deductions From Net Assets Attributed To:
Benefits paid directly to participants	5,007,090	5,054,081
Other expenses	14,672	7,600

Total Deductions	5,021,762	5,061,681

Net Increase (Decrease)	1,108,663	(388,820)

Net Assets Available For Benefits-
Beginning Of Year	28,468,324	28,857,144

Net Assets Available For Benefits-
End Of Year	$29,576,987	$28,468,324

See the accompanying notes to financial statements.	Page 3

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 And 2005

1.	Description Of The Plan

The following description of The Angelica Corporation Retirement Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, was adopted by the Board of Directors of Angelica Corporation (the Company) and is a defined contribution profit sharing plan that includes a 401(k) provision.  The Company is the Plan Administrator and the assets of the Plan are held in trust by Marshall & Ilsley Trust Company N.A. (the Custodian and Trustee).

Effective January 1, 2007, the Company transferred the assets of the Plan to Fidelity Trust Company, the Plan’s new Custodian and Trustee.

Eligible Participants

All employees who have either (i) completed six months of service with the Company and are age 21 or older or (ii) completed two years of service, are eligible to participate in the Plan, except for certain classifications of employees who are excluded from Plan eligibility (as defined by the Plan).

Contributions

Eligible employees may contribute up to 20% of their annual compensation to the Plan through payroll deferrals, subject to Internal Revenue Code limitations.  The Company provides a matching contribution in an amount equal to 30% of the compensation deferred up to, but not exceeding 6% of annual compensation.  The Company provides a profit sharing contribution in an amount equal to 0.5% of annual compensation of eligible participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings.  Earnings allocations are based on the performance of the investment choices of each participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

                                                                                                                                                                                                              Page 4

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

Vesting

Employees participating in the Plan prior to January 1, 2005 are immediately 100% vested in their deferrals and Company contributions plus actual earnings thereon.  Effective January 1, 2005, new Plan participants become vested in Company contributions over a five-year vesting period.  A participant is 25% vested after two years, increasing 25% each year to 100% vested after five years.

Payment Of Benefits

Participants are entitled to receive the vested balance of their accounts upon death, retirement or termination of employment, or upon request after reaching age 59-1/2.  Participants who have suffered a hardship (as defined by the Plan) may also withdraw a portion of their account balances.

Participant Loans

The Plan allows participants to borrow from their account, subject to certain limitations.  Loans bear interest at the prime rate plus 0.5% at the time the loan is made.  All loans are secured by the participant’s account.  Principal and interest are paid ratably through payroll deductions.  The outstanding participant loans at December 31, 2006 bear interest at rates ranging from 4.5% to 10% and are due at various dates through March 2026.

Forfeitures

At December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $11,000 and $8,000, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2006, employer contributions were reduced by approximately $35,000 from forfeited nonvested accounts.

2.	Summary Of Significant Accounting Policies

Estimates And Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

                                                                                                                                                                                                              Page 5

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

Basis Of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation And Income Recognition

Investments in mutual funds are valued at reported net asset value at December 31 as determined by the fund manager.

Investment income is recorded as earned on the accrual basis.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Stable Principal Fund, which is fully-benefit-responsive investment fund.  Since the fair value of this contract also approximates its contract value, the Statement of Changes in Net Assets Available for Benefits does not require a separate adjustment for reporting the Plan net assets on a contract value basis.   The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment Of Benefits

Benefits are recorded when paid.

3.	Investments

The Custodian of the Plan holds the Plan’s investments and executes related investment transactions.

The fair value of individual assets that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006	2005

American Balanced Fund	$2,455,837	$2,483,798
Washington Mutual Investors Fund	6,257,572	6,465,204
M&I Stable Principal Fund	13,661,486	13,309,089

The net appreciation (depreciation) in fair value of investments is:

	For The Years
	Ended December 31,
	2006	2005

Mutual funds	$2,410,233	$1,117,597
Common stock	524,771	(399,656)

	$2,935,004	$717,941

The Plan is invested in a benefit-responsive Stable Principal Fund with Marshall & Ilsley Trust Company (M&I).  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Stable Principal Fund is reflected in the financial statements at fair market value, which is equal to contract value.

As described in Note 2, because the Stable Principal Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value fund.  Contract value, as reported to the Plan by M&I, represents contributions, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value under all circumstances including the termination of the plan.  The fund could be limited in its ability to transact with issuers at contract value if the fund raises its risk profile or is subject to an extended period of significant cash outflow.

                                                                                                                                                                                                              Page 6

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a daily basis for resetting.

The investments included in this fund have an average yield of 4.47% and 4.00% for the years ended December 31, 2006 and 2005 respectively.  The average crediting interest rate was 4.63% and 4.18% at December 31, 2006 and 2005, respectively.

4.	Income Tax Status

The Plan obtained its latest determination letter on June 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  During 2005, the Plan Administrator was working to correct certain insignificant Plan operational issues to ensure compliance with the applicable requirements of the Internal Revenue Code, the effects of which the Plan Administrator believes are not material to the financial statements taken as a whole.  The operational issues were corrected in 2006 and the Plan Administrator believes the Plan will continue to be treated as qualified and the related trust continues to be tax exempt.

5.	Plan Termination

Although it has not expressed intent to do so, the Company has the right to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

6.	Related Party Transactions

Due to its affiliation with the Plan, transactions involving Angelica Corporation common stock qualify as party-in-interest transactions.  Marshall & Ilsley Trust Company N.A. (M&I) is the custodian of the Plan and, as such, is a party-in-interest.  Therefore, the purchase by the Plan of certain proprietary funds sponsored by M&I constitute party-in-interest transactions, which are allowable transactions under the ERISA regulations.

                                                                                                                                                                                                              Page 7

Report of Independent Public Accounting Firm On Supplementary Information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

June 29, 2007

                                                                                                                                                                                                              Page 8

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

EIN: 43-0905260    PLAN NO: 003
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2006

	(b) Identity of Issue,	(c) Description Of Investment Including
	Borrower, Lessor, Or	Maturity Date, Rate Of Interest,	(e) Current
(a)	Similar Party	Collateral, Par, Or Maturity Value	Value

	Common Stock

*	Angelica Corporation	Common Stock	$ 1,285,795

	Mutual Funds
	American Funds	Balanced Fund	2,455,837
	American Funds	Washington Mutual Investors Fund	6,257,572
	American Funds	EuroPacific Growth Fund	1,365,160
	Calamos Advisors	Calamos Growth Fund	824,196
	Fidelity	Advisor Strategic Income Fund	495,878
	Vanguard Group	Vanguard 500 Index Fund	1,409,782
	Managers Investments	Managers Special Equity Fund	786,595
	Total Mutual Funds		13,595,020

	Money Market And Securities
	Due In 1 Year
*	Marshall & Ilsley	M&I Stable Principal Fund	13,661,486

	Money Market	Cash	41,631

	Participant Loans	Interest rates ranging from 4.5% - 10%, due
		at various dates through March 2026	789,020

			$29,372,952

* Represents a party-in-interest.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

                                                                                                                                                                                                              Page 9

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ANGELICA CORPORATION
RETIREMENT SAVINGS PLAN

By: /s/ James W. Shaffer
James W. Shaffer, Member, Retirement
Savings Plan Administrator Committee; and
Vice President, Chief Financial Officer of
Angelica Corporation

June 29, 2007

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of RubinBrown LLP, Independent Registered Public Accounting Firm